Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Calidi Biotherapeutics, Inc. on Amendment No. 5 to Form S-1 (333-276741) of our report dated March 15, 2024, which includes an explanatory paragraph as to Calidi Biotherapeutics, Inc.’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of Calidi Biotherapeutics, Inc. as of December 31, 2023 and 2022 and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Costa Mesa, California

April 15, 2024